UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January 2019

Commission File Number: 001-35976

Luxoft Holding, Inc

(Translation of registrant’s name into English)

Gubelstrasse 24
6300 Zug, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On January 6, 2019, Luxoft Holding, Inc (the “Company”) announced that it entered into a merger agreement (the “Merger Agreement”) with DXC Technology Company, a Nevada corporation (“Parent”), and Luna Equities, Inc., a newly-formed company incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company, whereupon the separate corporate existence of Merger Sub will cease, and the Company will continue as the surviving company in the merger and as a wholly-owned subsidiary of Parent (the “Merger”).

The Company hereby furnishes under cover of this Report of Foreign Private Issuer on Form 6-K as Exhibit 99.1 a Notice of Action by Written Consent and Dissenters’ Rights and Information Statement (the “Information Statement”) dated January 16, 2019 in connection with the Merger. The Company commenced mailing the Information Statement to its shareholders on January 16, 2019.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Merger, the Company has submitted relevant materials to the SEC and other governmental or regulatory authorities. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE INFORMATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY MAY CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE MERGER. Investors and security holders may obtain a free copy of the Information Statement to be furnished to the SEC by the Company and any other documents filed with or furnished to the SEC by the Company at the SEC’s website at http://www.sec.gov. Free copies of the Company’s most recent Annual Report on Form 20-F, the Information Statement, once available, and each other document the Company files with or furnishes to the SEC may also be obtained from the Company’s web site at www.luxoft.com. Investors are urged to read the information statement and the other relevant materials carefully when they become available before making any investment decision with respect to the Merger.

This Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference in the Company’s registration statements on Form S-8 (File Nos. 333-190301, 333-200679 and 333-208962).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information provided in this Report of Foreign Private Issuer on Form 6-K contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act that involve risks and uncertainties. Forward-looking statements include, but are not limited to: statements about the expected timing of the acquisition, the satisfaction or waiver of any conditions to the proposed acquisition, and about the Company’s business and future prospects. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including: (1)  obtaining required regulatory approvals or satisfying other conditions to the closing of the proposed Merger; (2) the proposed Merger may involve unexpected costs, liabilities or delays; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (4) the ability to realize the potential benefits of the proposed Merger; (5) risks that the proposed Merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed Merger; (6) the impact of the Merger on relationships with the Company’s commercial counterparties; and (7) other risks that may imperil the consummation of the Merger, which may result in the Merger not being consummated within the expected time period or at all. For a written description of risks factors that could cause actual results in the Company’s business to differ materially from forward looking statements regarding those matters, see the section titled “Risk Factors” in the Company’s most recent Annual Report on Form 20-F and subsequent Reports of Foreign Private Issuer on Form 6-K, as well as the Information Statement furnished by the Company under cover of this Report of Foreign Private Issuer on Form 6-K as Exhibit 99.1. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

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EXHIBIT INDEX

Exhibit	Description
99.1	Notice of Action by Written Consent and Dissenters’ Rights and Information Statement of Luxoft Holdings, Inc, disseminated on January 16, 2019.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOFT HOLDING, INC

Date: January 16, 2019	By:	/s/ Dmitry Loschinin
		Name:	Dmitry Loschinin
		Title:	Chief Executive Officer

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